the Power of Solutions

Building Shareholder Value



Randall Woods

Director,
Investor Relations
FMC Corporation

FMC

Agenda

Corporate Overview	8:30
Energy Systems	9:50
Break	10:10 – 10:30
Food and Transportation	10:30
Agricultural Products Group	11:00
Specialty Chemicals Group	11:30
Industrial Chemicals Group	12:00
Closing Comments	12:30
Lunch	12:45

FMC

Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995: These slides and the accompanying presentations contain “forward-looking statements,” which represent management’s best judgment as of the date hereof based on information currently available. Actual results of the Company may differ materially from those contained in the forward-looking statements. Additional information concerning factors that may cause results to materially differ from those in the forward-looking statements is contained in the Company’s periodic reports filed under the Securities Exchange Act of 1934, as amended. The Company undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.

FMC



Robert N. Burt

Chairman and Chief Executive Officer,

FMC Corporation

FMC

the Power of Solutions

Building Shareholder Value

FMC



Joseph H. Netherland

President,
FMC Corporation

FMC

FMC Corporation

Results Since Our 1998 Analysts' Meeting

November 2000

Corporate Strategy Study: Basic Conclusions

Distinctive Traits of Premium Conglomerates

1. **Consistently grow earnings**
2. **Grow from a high ROI base**
3. **Report few surprises**
4. **Invest in high ROI businesses and actively manage the portfolio**

FMC

Corporate Strategy Study: Basic Conclusions

Distinctive Traits of Successful Multi-Industry Companies

1. **Consistently grow earnings**

2. **Grow from a high ROI base**

3. **Report few surprises**

4. **Invest in high ROI businesses and actively manage the portfolio**

FMC

Basic Conclusion/FMC Performance

Successful Multi-Industry Companies Display Consistent Quarterly Earnings Growth Over Time


Earnings Per Share
$7
$6
$5
$4
$3
$2
$1
$0
4.13
5.31
6.03
6.65
1997
1998
1999
2000

FMC

Corporate Strategy Study: Basic Conclusions

Distinctive Traits

1. Consistently grow earnings
2. **Grow from a high ROI base**
3. Report few surprises
4. Invest in high ROI businesses and actively manage the portfolio

FMC

ROI (After Tax)



16%
14%
12%
10%
8%
6%
4%
2%
0%
9.6%
12.1%
12.5%
13.6%
15.0%
15.0%
1997
1998
1999
2000
2001
2002

FMC

Corporate Strategy Study: Basic Conclusions

Distinctive Traits

1. Consistently grow earnings
2. Grow from a high ROI base
3. **Report few surprises**
4. Invest in high ROI businesses and actively manage the portfolio

Forecast Earnings



100%
80%
60%
40%
20%
0%
43%
91%
1988 - 1997
1998 - Current

Corporate Strategy Study: Basic Conclusions

Distinctive Traits

1. Consistently grow earnings
2. Grow from a high ROI base
3. Report few surprises
4. **Invest in high ROI businesses and actively manage the portfolio**

FMC

Basic Conclusion/FMC Performance

Divestitures

(1998 - 2000 to date)

Business
Process Additives
Crosby Valve
BioProducts
Converting product line
Traveling water screens
Water treatment equipment product line
Exhausted lithium mine
P_2S_5 product line
Tomato harvesting product line
Bronze bearings

Total Dollar Value of Divestitures

$410M

FMC

Basic Conclusion/FMC Performance

Acquisitions and JV's

(1998 - 2000 to date)

Business

Pronova

CBV
TG Soda
Northfield
MODEC

PECO metering product line

Towbarless tug

LOKE (Energy Systems software)
Three others
Astaris

Total Dollar Value of Acquisitions

$436M

FMC

Basic Conclusion/FMC Performance

Consistently Invest in High ROI Businesses

(1998 - 2000)

	To businesses with ROI <10.5%	To businesses with ROI >10.5%	Total
CAPEX environmental	$ 185M	$ 44M	$229M
CAPEX non environmental	$ 162M	$388M	$550M
Acquisitions	$ 92M	$344M	$436M
Divestitures	($370M)	($ 40M)	($410M)
Total	$ 69M	$736M	$805M

FMC

Where We Are Headed…

FMC

FMC Energy Systems

- **1999 Results**
  - **Sales: $1,129M**
  - **EBIT: $97M**
  - **Capital employed: $439M**


CBV
FMC
CBV

FMC

Food and Transportation Systems

- **1999 Results:**
  - **Sales: $826M**
  - **EBIT: $64M**
  - **Capital employed: $370M**



FMC

Airport Products and Systems



Agricultural Products

- **1999 Results**
  - **Sales: $632M**
  - **EBIT: $64M**
  - **Capital employed: $552M**



FMC

FMC Specialty Chemicals

- **1999 Results**
  - **Sales: $565M**
  - **EBIT: $73M**
  - **Capital employed: $653M**



FMC

FMC Industrial Chemicals

- **1999 Results**
  - **Sales: $978M**
  - **EBIT: $144M**
  - **Capital employed: $818M**



FMC

the Power of Solutions

Building Shareholder Value



William H. Schumann

Senior Vice President and Chief Financial Officer,

FMC Corporation

the Power of Solutions

Building Shareholder Value

FMC

Summary of Comparative Multiples



Current
5-Year Averages
90
80
70
60
50
40
30
20
10
0
P/E
EBITx
EBITDAx
35
30
25
20
15
10
5
0
P/E
EBITx
EBITDAx
Energy Systems
Chemicals
Machinery

FMC

Financial History

	1996	1997	1998	1999	9 mos. 2000
Machinery Segments					
Sales	1,688	2,034	2,189	1,956	1,391
EBIT	76	140	168	161	99
EBITDA	134	205	230	220	138
Chemical Segments					
Sales	2,293	2,254	2,220	2,175	1,463
EBIT	341	248	272	282	239
EBITDA	492	408	407	396	331

Does not include Corporate expense

FMC

Debt and Liabilities

Debt

IPO proceeds will be used to pay down debt

Remainder allocated to machinery and chemical based on industry norms

Other Liabilities

Allocated by business

Machinery Initial Public Offering Timeline

Audit	**8-12 weeks**
SEC Prospectus review	**4-6 weeks**
Roadshow & offering	**4 weeks**

→ **Second quarter offering**

FMC

Financial Performance

Income Statement September YTD

$M	1999	2000
Sales	$3,079	$2,984*
EBIT	273	290
EBIT % Sales	8.9%	9.7%
Interest Expense	82	75
Profit Before Tax	192	215
Tax	49	53
Tax Rate	25.7%	24.5%
Net Income	142	162
EPS	$4.35	$5.15

*Note: Sales include FMC share of Astaris. FMC's share of Astaris interest included in interest expense.

FMC

Financial Performance

September YTD Cash Flow

$M	1999	2000*
Income from continuing operations	$ 143	$ 162
Depreciation and amortization	134	131
Change in op wkg capital/other op adj	13	(156)
Fixed asset additions	(181)	(152)
Operating cash flow after FAA	109	(15)
Acquisitions	(274)	(50)
Property sales and dispositions	233	-
Joint venture dividend	-	89
Shares repurchased	(124)	-
Taxes, spec chgs, disc rsrvs, other	(8)	(10)
Total cash provided /(required)	$ (64)	$ 14
Period-end debt	$ 1,560	$ 1,274

* Does not reflect Tyco stock sale of $129M received in early October.

FMC

2000 Estimates

- Comfortable with Wall Street estimates – 10% EPS growth
- Fourth quarter will be lower than record fourth quarter in 1999
- Lower Industrial Chemicals due to euro and energy

FMC

2001 Forecast

- Pension expense - will increase by $15M
- Capital expenditures - approximately $220M
- Depreciation - approximately $190M
- Tax rate - approximately 24.5%

FMC

FMC Corporate Panel

Robert N. Burt	**Chairman and Chief Executive Officer** **FMC Corporation**
Joseph H. Netherland	**President** **FMC Corporation**
William H. Schumann	**Senior Vice President and Chief Financial Officer** **FMC Corporation**

FMC

the Power of Solutions

Building Shareholder Value



Peter D. Kinnear

Vice President and General Manager,
Petroleum Equipment and Systems

FMC

Energy Systems

2000 Forecast


Energy Systems
28%
$1.1B
Food & Transportation
21%
Industrial Chemicals
20%
Specialty Chemicals
13%
Agricultural Products
18%

Total FMC Sales = $3.9 Billion

FMC

Energy Systems

Segment Capital Employed



Food & Transportation
15%
Industrial Chemicals
26%
Energy Systems
16%
Agricultural Products
20%
Specialty Chemicals
23%

Total September 2000 capital employed = $2.7 Billion

FMC

Energy Systems



Segment Sales
$M
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000 Fcst



Segment EBIT
$M
100
80
60
40
20
0
1996
1997
1998
1999
2000 Fcst

FMC's Energy Business Well Positioned

- Sales over $1 billion
- Historically high oil and gas prices
- E&P spending increasing
- Products critical to our customers
- Earning returns above the cost of capital

FMC's Two Energy Segments

- Exploration and Production
- Transportation and Processing

Exploration and Production



Surface Tree



Subsea Tree with Controls



Subsea Manifolds



Floating Production Storage and Offloading/Turret Mooring System



Mini Tension Leg Platform



Integrated Developments

FMC

Transportation and Processing



Measurement Solutions



Blending & Transfer



Production Manifold Systems



Loading Systems



Marine Terminals

FMC

Energy Products

	Market Position	*Market Size ($M)*
Subsea Systems	1	1,300
Loading Systems	1	200
Flowline Products	1	150
Production Manifold Systems	1	85
Measurement Solutions	2	550
Surface Wellheads	2	950
Marine Terminals	2	140
FPSO Turret Mooring Systems	2	560
Blending & Transfer	2	135

Growth Driven by R&D and Acquisitions

Over $120M in R&D Invested 1993-2000


Sales ($M)
Improved family of Gate Valves
Subsea Investments
Kongsberg SOFEC
National Oilwell Manifold
Smith Meter
Deepwater Investments
CBV Brazil
Loke Norway
MAE PECO MODEC
Continuing Deepwater Investment
1,400
1,200
1,000
800
600
400
200
0
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
Internal Development
Acquisitions
Sales

FMC

Energy Market Trends

- Increased use of new technologies
- Development of deepwater basins
- Continued industry consolidation

FMC

Exploration and Production Technology

Emerging technologies with the most impact on E&P spending

	'94	'97	'99
3D Seismic Technology	75%	58%	71%
Horizontal/Directional Drilling	53%	27%	37%
Subsea/Floating Production/Deepwater	7%	21%	27%

Source: Salomon, Smith Barney

FMC

Transportation and Processing Technologies


DMC

Coriolis Flowmeter



Ultrasonic Flowmeter



Offshore LNG
Loading System

FMC

Deepwater Basins
Top 3 Deepwater Plays

	Identified Prospects (Billion of Barrels Oil Equivalent)
West Africa	**6.0**
Gulf of Mexico	**5.2**
Brazil	**4.2**

Source: Douglas - Woodward Ltd 2000

FMC

Deepwater Activity Levels (> 1500 ft)


200
150
100
50
0
Wells Drilled (>1500')
75
60
45
30
15
0
Number of Discoveries (>1500')
1992
1993
1994
1995
1996
1997
1998
1999
Wells Drilled
Discoveries

Source: Offshore Data Services

FMC

Subsea Completions Forecast


Number of trees
300
250
200
150
100
50
0
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
Year installed
West Africa
Gulf of Mexico
Brazil
North Sea
Asia Pacific

Source: Douglas - Westwood Limited 2000

FMC

1999 Revenue Mix*



Loading Systems
$65M
Fluid Control
$86M
Surface Wellheads
$120M
Metering & Other
$194M
SOFEC Mooring Systems
$102M
Subsea
$563M

* Modec Joint Venture Floating Production not consolidated

FMC

Subsea Completions by Operator
2000 to 2004



No. of Completions
300
250
200
150
100
50
0
Predominantly FMC accounts
Petrobras
Total Fina Elf
BP
Norsk Hydro
ChevronTexaco
Shell
Statoil
ExxonMobil
Amerada Hess
British Gas

Source: Quest Offshore

FMC

Industry Consolidation

Consolidation among oil companies

- **Competitive dynamics have driven consolidation**

↓

- **Further outsourcing by major oil companies**

↓

- **Selection of vendors that can provide package of related services**

↓

Alliances / Integrated Solutions

FMC

FMC's Key Alliances

Customer	*Product*
Agip	Subsea
BP-Latin America/Alaska	Surface Wellhead
ExxonMobil	Lube Blending
Norsk Hydro	Subsea/Metering
Schlumberger	Flowline Products
Shell-USA	Subsea
Statoil	Subsea/Metering

FMC EnergySystems

Energy Systems Panel

Peter D. Kinnear	Vice President and General Manager Petroleum Equipment and Systems
Robert L. Potter	General Manager Energy Transportation and Measurement
Bradley D. Beitler	General Manager Western Hemisphere Subsea
Tore Halvorsen	General Manager Eastern Hemisphere Subsea

FMC



Charles H. Cannon

Vice President and General Manager,
Food and Transportation Systems

FMC

Food and Transportation Systems

FMC FoodTech



FMC AirportSystems


BRITISH AIRWAYS
AKC 3671 BA

FMC

Food and Transportation Systems

2000 Forecast



Food and Transportation
21%
$800M
Energy Systems
28%
Industrial
Chemicals
20%
Agricultural
Products
18%
Specialty
Chemicals
13%
FoodTech
Airport Systems

Total FMC Sales = $3.9 Billion

Total Food & Transportation Sales = $800 Million

FMC

Food and Transportation Systems

Segment Capital Employed


Food and Transportation
15%
Industrial Chemicals
26%
Energy Systems
16%
Specialty Chemicals
23%
Agricultural Products
20%

Total June 2000 capital employed = $2.7 Billion

FMC

Food and Transportation Systems

Segment Sales



$M
1,000
800
600
400
200
0
1996
1997
1998
1999
2000 Fcst

Segment EBIT



$M
80
60
40
20
0
1996
1997
1998
1999
2000 Fcst

FMC

Food and Transportation Systems

- Products differentiated by technology and service
- #1 or #2 market positions
- Consolidating fragmented industries
- Growing aftermarkets

FMC

FMC FoodTech: Industry Leader and Partner

- #1 in freezing systems
- #1 in sterilizing systems
- #1 in citrus systems
- #1 in value-added poultry
- #2 in tomato processing

Major Customers


FMC
FMC



FMC

Consolidating Fragmented Industry

Food Equipment Market



Others
$ 26.6 B
Top 10
Companies
$ 9.4 B

Global Total $36B

Avg. CAGR 3%

Acquisitions in 2000

- Northfield Freezing Systems
- Allen Machinery
- Perkin Elmer X-ray Food Inspection technology

FMC

Focus on Strategic Lever – Installed Base

FMC FoodTech & Airport Service Development



Sales ($ '000)
250,000
200,000
150,000
100,000
50,000
0
1996
1997
1998
1999
2000E
CAGR 96-00
10%
Leasing
Spare Parts, Labor

- **Huge installed base creates opportunity for product services**
- **Utilizing internet to expand profit opportunities**
- **Early internet investments could create chance to virtually aggregate fragmented industry**

FMC

FMC Airport Systems: Industry Leader and Partner

- **#1 in cargo loaders**
- **#1 in push-back tractors**
- **#1 in de-icers**
- **#1 in Jetways**
- **#2 in AUX Power Units**

Major Customers

FedEx
UPS
BRITISH AIRWAYS
DHL WORLDWIDE EXPRESS
IBERIA
HUDSON GENERAL
UNITED
U·S AIRWAYS

FMC


75111
94603

FMC


DELTA
DELTA

FMC Airport Systems Serve Higher – Growth Markets

Airline Fleet Growth



Narrow body
Widebody
Regional Jet
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
11000
12000
13000
14000
15000
1998
2018

- **Passenger traffic will grow at an average rate of 5% annually**
- **Air freight will grow at an average rate of 6% annually**

FMC

#1 in Commercial Market Extending into Government Market



- **Next Generation Small Loader (NGSL) worth $135M over next 5 years**
- **Technology position justified premium pricing**
- **Potential revenue approximately $458M over next 15 years**

FMC

Food and Transportation Systems

FMC FoodTech



FMC AirportSystems


BRITISH AIRWAYS
AKC 3671 BA

FMC

Food and Transportation Panel

Charles H. Cannon	Vice President and General Manager Food and Transportation Systems
Liam E. Collins	General Manager FMC Airport Systems
Jeffrey G. Simoneau	General Manager Frigoscandia Equipment
Juan C. Podestá	General Manager Food Processing Systems

FMC



W. Kim Foster

Vice President and General Manager,
Agricultural Products Group

FMC

the Power of Solutions

Building Shareholder Value

FMC

Agricultural Products

2000 Forecast


Food and Transportation
21%
Energy Systems
28%
Industrial Chemicals
20%
Specialty Chemicals
13%
Agricultural Products
18%
$700M

Total FMC Sales = $3.9 Billion

FMC

Agricultural Products

Segment capital employed



Food and Transportation
15%
Industrial Chemicals
26%
Energy Systems
16%
Specialty Chemicals
23%
Agricultural Products
20%

Total September 2000 capital employed = $2.7 Billion

FMC

Agricultural Products

1999 Product Comparison


Other
4%
Fungicides
20%
Insecticides
26%
Herbicides
50%


Herbicides
24%
Insecticides
76%

Industry Sales of $29B

FMC Sales of $0.6B

FMC

Source: Wood MacKenzie, FMC

Agricultural Products

1999 Geographic Comparison


North America
30%
Latin America
15%
Europe
30%
Asia
25%

Industry Sales of $29B


North America
40%
Europe
14%
Latin America
23%
Asia
23%

FMC Sales of $0.6B

FMC

Source: Wood MacKenzie, FMC

Agricultural Products

1999 Crop Comparison



Other 16%
Rice 10%
Corn 12%
Fruits/ Veg 28%
Cotton 8%
Cereals 17%
Soybeans 9%



Other 15%
Rice 14%
Corn 19%
Fruits & Veg 19%
Soybeans 9%
Cotton 20%
Cereals 4%

Industry Sales of $29B

FMC Sales of $0.6B

FMC

Source: Wood MacKenzie, FMC

Agricultural Products

What is our message

- **We have recovered in 2000**
- **We compare favorably to Tier 1 companies**
- **Our current initiatives will drive 10% EBIT growth in the near term**
- **We are excited about the longer term promise of our new discovery paradigm**

FMC

Agricultural Products

Industry Sales and Profits

Tier 1 Company Sales


$B
30
25
20
15
10
5
0
1996
1997
1998
1999

Tier 1 Company EBITDA


$B
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1996
1997
1998
1999

FMC

Source: Wood MacKenzie

Agricultural Products


Segment Sales
$M
750
500
250
0
1996
1997
1998
1999
2000 Fcst


Segment EBIT
$M
100
80
60
40
20
0
1996
1997
1998
1999
2000 Fcst

Agricultural Products
2000 in Review

- Market contracts for 4th consecutive year, competition intensifies
- North America rebounds on "normal" pest pressure and continued growth of herbicides
- Brazil begins recovery from maxi-devaluation of January 1999
- Cost reduction efforts continue to pay dividends
- Development decision on new broadleaf herbicide

FMC

Agricultural Products

Start-up challenges for sulfentrazone are behind us

% of Capacity



100
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000Fcst

% of 1st Year Cost



100
80
60
40
20
0
1997
1998
1999
2000 Fcst

FMC

Agricultural Products
Industry Outlook

- Depressed farm sector will limit industry growth
- Slowing of crop biotechnology growth in near term
- Continued industry consolidation
- Evolving societal themes are changing the profile of new products

FMC

Agricultural Products
Strategy - Focused Innovation

- Focusing market initiatives
- Cost and balance sheet restructuring
- Attract and retain best people
- Insecticide-based discovery

FMC

Agricultural Products

Rate of industry innovation slowed significantly in the 1990s

	Herbicides	*Insecticides*
Top 25 products in 1997 % of market	60%	67%
No. of Top 25 launched before 1990	24	24
Average age of Top 25 products	25 years	32 years

FMC

Source: Wood Mackenzie, Agrow, FMC, and Arthur D. Little analysis

Agricultural Products

Cost of innovation has escalated significantly

Total Industry R&D Spending over Number of New Product Launches



400
350
300
250
200
150
100
50
0
Million $
66
79
226
365
156
235
Trend Line
1980
1985
1990
1995
1997
1998

FMC

Source: Wood Mackenzie, Agrow, FMC, and Arthur D. Little analysis

Agricultural Products

New classes of chemistry have yielded blockbuster products

- **Finding new molecular target sites sensitive to chemicals can provide a rapid and cost effective means of uncovering new classes of insecticides**
- **FMC partnership with Devgen provides key technologies**
- **The first target site generated by this partnership is entering high throughput screening**
- **It will take two years to assess potential of new chemistries**

FMC

the Power of Solutions

Building Shareholder Value

FMC

Agricultural Products Panel

W. Kim Foster	Vice President and General Manager Agricultural Products Group
L. Kenny Cordell	Director North America Operations
P. David Simcox	Director Research and Development
Milton Steele	Director International Operations

FMC



Ted Butz

General Manager, FMC BioPolymer

FMC

the Power of Solutions

Building Shareholder Value

Specialty Chemicals

2000 Forecast


Food and Transportation
21%
Energy Systems
28%
Industrial Chemicals
20%
Agricultural Products
18%
Specialty Chemicals
13%
$500M

Total FMC Sales = $3.9 Billion

Specialty Chemicals

2000 Overview


Sales
BioPolymer
Lithium


Key Markets
Pharmaceutical
Food Ingredients
Specialty

Total Specialty Chemical Sales = $500 Million

FMC

Specialty Chemicals



$M
Segment Sales
750
500
250
0
1996
1997
1998
1999
2000 Fcst



$M
Segment EBIT
100
80
60
40
20
0
1996
1997
1998
1999
2000 Fcst

Positioned for Growth:
Consolidating and Strengthening in 1999

1. Divested businesses that lacked long-term growth potential
2. Reduced production of commodity lithium carbonate
3. Focused resources on high margin products
4. Acquired and integrated *Pronova BioPolymer* with FMC's food ingredients and pharmaceutical businesses

FMC

Specialty Chemicals

Segment Margins

Year	Results
2000 (forecast)	17.5%
1999	13.0%
1998	13.0%
1997	12.9%

FMC

Specialty Chemicals

Opportunities and Outlook

- **FMC BioPolymer**
- **FMC Lithium**

FMC BioPolymer was Created in 1999


FMC BioPolymer
Not Just Products. Partners.

Leading Products Serving a Global Market



Algin
19%
Other
8%
MCC
36%
CGN
37%



ROW
17%
North Am
47%
Europe
36%

BioPolymer Global Position

	NA	EUR	ROW	Total
Employees	430	450	120	1000
Plant Locations	2	5	2	9
Technical Labs	1	3	4	8

FMC

Leading Pharmaceutical, Food and Specialty Customers

- Abbot Labs
- American Home
- Bristol Myers
- Brahma
- Colgate
- ConAgra
- CPC
- Danisco
- General Mills
- Glaxo
- Goodman Fielder
- Johnson & Johnson
- Kraft Foods
- Mars
- Merck
- Mylan
- Nestle
- Novartis
- Pharmacia
- Pfizer
- Reckitt Coleman
- San Ei
- SlimFast
- SmithKline
- Unilever

FMC

FMC BioPolymer Consists of Three Attractive Businesses

Business	*Total Sales*	*Growth Prospects*
Pharmaceuticals	37%	5-6%
Food Ingredients	42%	4-6%
Specialty	21%	2-10%

FMC

Pharmaceutical Opportunities

<u>CORE PRODUCTS</u>

- MCC
- ALGINATES
- COATINGS AND HYDROCOLLOIDS

<u>NEW SEGMENTS</u>

- ENTEC SM Drug Delivery
- Wound Care / Immunostimulants
- Medical Materials
- Taste-masking
- Other Services

<u>CORE GROWTH</u>

- Nutraceuticals
- Coatings
- Other Anti-reflux
- Acquisition
- Coatings



FMC

Pharmaceutical Opportunities

- **Core growth**
  - **Alginates used for anti-reflux treatment**



- **New segment growth**
  - **Protanal® for use in advanced wound dressing**



Food Ingredients Opportunities

CORE PRODUCTS

- MCC
- CARRAGEENAN
- ALGINATES

CORE GROWTH

- Dairy
- Convenience foods
- Meat and poultry
- Bakery and confection

NEW TRENDS

- Taste
- Nutrition
- Convenience
- Niche applications



FMC

Food Ingredients Opportunities

- **Taste, nutrition and convenience**
  - **Cultured products, such as *yogurt***
  - **Nutritional beverages**
  - **Other nutritional applications**

Specialty Opportunities

- Oral care
- Personal care
- Laundry and dishwasher tablets
- Niche industrial applications

FMC

FMC BioPolymer

Not Just Products. Partners.

- Strong core business
- Earnings on track
- Focused on higher margin segments
- Strong growth potential

FMC

FMC Lithium

- Lithium and lithium derived products
- Manufacturing facilities in 4 countries
- 52% of sales outside the US



FMC

Lithium Markets

Business Focus	*Total Sales*
Downstream applications Pharmaceuticals, energy and specialty polymers	75%
Upstream applications Refrigeration, rubber treatment	25%

Overall CGR of 7%

FMC

FMC Lithium Strategy

- Focused resources on downstream specialty opportunities
- Outsourced production of most commodity lithium carbonate requirements
- Maintain manufacturing cost position of high-value lithium
- Increased technical resources to help customers speed product development

FMC

FMC Lithium Opportunities

- **Lifetime® and Renew® ASR concrete technologies**
- **Pharmaceutical, agricultural, and specialty polymers**
- **Lithium ion batteries**







FMC

FMC Lithium Opportunities

- **Electric and hybrid electric vehicles**
  - **Available by 2005**
  - **Consortium headed by Argonne National Labs (US DOE)**
  - **Lithium ion batteries are key to this opportunity**





FMC

the Power of Solutions

Building Shareholder Value

FMC

Specialty Chemicals Panel

Joseph H. Netherland	**President** **FMC Corporation**
Ted Butz	**General Manager** **FMC BioPolymer**
D. Michael Wilson	**General Manager** **Lithium**

FMC



Robert I. Harries

Vice President and General Manager, Industrial Chemicals Group

FMC

Industrial Chemicals

2000 Forecast


Food and Transportation
21%
Energy Systems
28%
Industrial Chemicals
20%
$800M*
Agricultural Products
18%
Specialty Chemicals
13%

Total FMC Sales = $3.9 Billion

** Does not include Astaris sales*

FMC

Industrial Chemicals

2000 Forecast


FMC US
Phosphorus
Foret S.A.
Alkali
Peroxygen

Total Industrial Chemicals Sales = $800 Million

**** Does not include Astaris sales***

Major Industries Served . . .


PPG
LOF/Pilkington
St. Gobain/Ball Foster/Certainteed
Procter & Gamble
Lever/Unilever
Reckitt Benckiser
Colgate
Norske Skog
Stora Enso
Fort James
Glass
12%
Detergent
19%
Pulp & Paper
8%
All Other
34%
Chemical
20%
Food
7%
Dow
DuPont
OxyChem
Ashland
VWR
Pillsbury
Nabisco
Pepsi

Total Sales (including 50% of Astaris)

Industrial Chemicals

Segment Capital Employed


Food and Transportation
15%
Industrial Chemicals
26%
Energy Systems
16%
Agricultural Products
20%
Specialty Chemicals
23%

Total September 2000 capital employed = $2.7 Billion

FMC

High volume products:

	Shares	
	N. America	Europe
• Phosphates	55%	15%
• Soda Ash	34%	--
• Hydrogen Peroxide	26%	10%

Niche positions:

- Persulfates (world-wide)
- Sulfur derivatives (Europe)
- Specialty peroxide (Europe and U.S.)
- Silicates and zeolites (Spain)

FMC

Industrial Chemicals


$M
Segment Sales
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000 Fcst*


$M
Segment EBIT
200
150
100
50
0
1996
1997
1998
1999
2000 Fcst**

** 2000 Sales does not include Astaris*

***2000 EBIT includes Astaris <u>before</u> interest expense*

FMC

Pressures on 2000 EBIT:

- Unrecovered energy cost increases
- Currency (Euro vs. US $) movement
- Step up in Consent Decree spending
- One-time start-up costs in Astaris

Recent Actions:

- Astaris JV (April 2000)
- Texas Gulf (July 1999)
- E-business
- Sustainable improvements in cost structures

FMC

In 2001/02, we expect EBIT pick up:

- Increased prices particularly in soda ash and hydrogen peroxide
- Rationalization of phosphate chemicals capacity in Europe
- Increased synergies (est. $15M per year) in Astaris
- Containment (and potential reversal) of currency and energy impacts

FMC

Phosphate Chemicals

North American Phosphate Market:

	Astaris Share	Market Size ($M)	Major Uses
Technical Phosphates (including STPP)	65%	285	Household cleaning water treatment
Food Phosphates	50%	240	Bakery, meat, poultry
Phosphoric Acid	45%	200	Cleaning, beverages, pet food
Phosphorus Pentasulfide	75%	50	Motor oil additives
Phosphorus Trichloride	50%	35	Plasticizers, flame retardants

FMC

Astaris Restructuring

- New low-cost purified acid plant to start up by third quarter of 2001
- Pocatello downsizing planned
- Consent Decree commitments being met with completion targeted early 2002

FMC

FMC Phosphorus Chemicals (excluding Astaris) Projected Environmental Impacts ($M)

	2000	2001	2002	Average 2003-07
Balance Sheet				
Consent Decree Capital	74	97	9	4
Remediation Spending (previously reserved)	15	5	14	5
Income Statement				
Consent Decree Expenses (before tax)				
Depreciation	5	8	14	17
Cash	15	18	12	1

FMC

European cost leader of tripolyphosphate (STPP) via:

- Co-generation
- Location on Mediterranean
- Unique integration with acid produced with nearby raw materials

Soda Ash

Texas Gulf acquisition

- **Synergies**
- **Operational flexibility**
- **Capital requirements**
- **Raised FMC share to 34%**

FMC

FMC lowest cost position:

- **Scale and experience**
- **Mining methods**


Wyoming Soda Ash Costs
Cash Cost Index
2
1.5
1
0.5
0
FMC Solution Mining
FMC Longwall Mining
FMC
Other Chemical

- **Lower dependence on natural gas**
- **Premium on light/detergent ash**

FMC

Demand for US Soda Ash


M Tons
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002
Asia
Latin America
ROW
US

Soda Ash Supply/Demand



M Tons
OCI Mothball
FMC Mothball
Solvay Mothball
Am Soda & Solvay Expansions
16
14
12
10
8
6
4
2
0
TG Soda Acquisition
FMC
FMC
FMC
FMC
FMC
Demand
Effective Capacity
FMC 34% Capacity Share
1998
1999
2000
2001
2002

Capacity Utilization

	1998	1999	2000	2001	2002
Nameplate	81%	77%	77%	77%	80%
Effective	88%	87%	91%	93%	97%

FMC

Hydrogen Peroxide

Strong position

- 26% share in North America and 10% in Europe
- Geographic distribution of six plants
- Process technology
- Downstream and specialty positions

FMC

North American H_2O_2 Supply/Demand (M Lbs)


FMC Mothball
Solvay Mothball
2,000
1,500
1,000
500
0
M Lbs 100%
FMC
FMC
FMC
FMC
FMC
1998
1999
2000
2001
2002
Demand = 7%CAGR
Capacity Share = 26%

Capacity Utilization

Nameplate	**71%**	**79%**	**88%**	**91%**	**94%**
Effective	**80%**	**97%**	**103%**	**102%**	**99%**

FMC

H_2O_2 Supply/Demand Balance (M Lbs) Europe



3,000
2,500
2,000
1,500
1,000
500
0
M Lbs 100%
Mothballs
Demand = 4% CAGR
FMC
FMC
FMC
FMC
FMC
Capacity Share =10%
1998
1999
2000
2001
2002

Capacity Utilization

Nameplate	**90%**	**85%**	**83%**	**83%**	**85%**
Effective	**95%**	**90%**	**88%**	**88%**	**90%**

the Power of Solutions

Building Shareholder Value

FMC

Industrial Chemicals Panel

Robert I. Harries	Vice President and Group Manager Industrial Chemicals Group
Alfredo Bernad	Vice President and President Europe FMC Corporation
Daniel R. Summers	General Manager Chemical Products
Joseph A. Sipia	General Manager Alkali
Michael P. Smith	General Manager Hydrogen Peroxide

FMC

the Power of Solutions

Building Shareholder Value

FMC